UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blue Owl Capital Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09581B103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09581B103

1.	Names of Reporting Person: Brown University I.R.S. Identification No. of Above Person (Entities Only) 05-0258809
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Rhode Island, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,698,019 *
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,698,019 *
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned 16,698,019 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6% **
12.	Type of Reporting Person EP

*	As of December 31, 2021
**

Based on 364,697,135 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 09581B103

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Person with respect to the Class A Common Stock of the Issuer on June 17, 2021 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

The information set forth on the cover page to this Amendment No. 1 to Schedule 13G is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 09581B103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022

BROWN UNIVERSITY

By:	/s/ Erica Nourjian
Name:	Erica Nourjian
Title:	Head of Operations

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